Exhibit 3.1

USE BLACK INK ONLY·DONOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Dthera Sciences

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION OF DTHERA SCIENCES

Pursuant to section 78.390 of the Nevada Revised Statutes, Dthera Sciences, a Nevada corporation, hereinafter referred to as the “Corporation,” hereby adopts the following Amendment to its Articles of Incorporation.

1. The Corporation’s Articles of Incorporation are hereby amended effective September 25, 2018, by adding a new paragraph 4 to “ARTICLE III, Section 2,” and immediately prior to “ARTICLE III, Section 3, "which states as follows:

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:   26,419,620

4. Effective date and time of filing: (optional)           Date: 09/25/2018              12:01 AM

5. Signature (required)

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4.       Effective September 25, 2018 at 12:01AM, the Corporation shall effect a reverse stock split in its issued and outstanding shares of common stock so that the 51,410,508 shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-20 shares basis, and shareholders shall receive one share of the Corporation's post-split common stock, $0.001 par value, for each twenty (20) shares of Common Stock, $0.001 par value, held by them on the effective date of the reverse split. No scrip or fractional shares will be issued in connection with the reverse split, and any fractional interests will be rounded up to the nearest whole share. The reverse split will not result in any modification of the rights of stockholders, and will have no effect on the stockholders' equity in the Corporation except for a transfer from stated capital to additional paid-in capital. All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares.

2.             Except as specifically provided herein, the Corporation's Articles of Incorporation, as amended to date, shall remain unmodified and shall continue in full force and effect.

3.             By execution hereof, the Corporation's Secretary certifies that the foregoing Articles of Amendment to Articles of Incorporation of Dthera Sciences was duly authorized and adopted by the Corporation's board of directors and was approved by the affirmative vote of stockholders holding 26,419,620 shares of the Corporation's common stock, which constituted a majority of the shares of the Corporation's common stock that were issued and outstanding on August 23, 2018, the record date.

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